Exhibit 21

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction
IWAC Purchaser Merger Sub Inc.	Delaware
Refreshing USA Merger Sub LLC	Washington
*All subsidiaries are wholly owned by the Registrant